Western Wind Energy Corp.
Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Six Months Period Ended July 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended July 31, 2006.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Balance Sheets
July 31, 2006 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

	Note	July 31	January 31
		2006	2006
Assets
Current
Cash and cash equivalents		$469,310	$5,922,795
Accounts receivable		20,072	-
Refundable tax credits		45,916	56,348
Advances to related parties	11	268,732	-
Prepaid expenses and deposits		12,032	40,667
Total current assets		817,476	6,019,810
Restricted cash	3	1,162,800	-
Construction in process	4	5,544,227	2,803,407
Property and equipment deposits	5	296,320	839,819
Property and equipment	6	19,183,391	2,684,057
Total Assets		$27,004,214	$12,347,093
Liabilities
Current
Accounts payable and accrued liabilities		$752,986	$466,225
Loans payable	7	15,565,948	408,865
Total liabilities		16,318,934	875,090
Contingencies and commitments	12
Shareholders' Equity
Share Capital	8	21,575,407	21,490,117
Share subscriptions receivable	11	(129,100)	(129,100)
Contributed surplus	9	2,655,271	2,645,011
Deferred share bonus expense	11	(260,832)	(418,000)
Deficit accumulated in the development stage		(13,155,466)	(12,116,025)
Total shareholders equity		10,685,280	11,472,003
Total Liabilities and Shareholders Equity		$27,004,214	$12,347,093
Continued Operations	1
The accompanying notes are an integral part of these financial statements

On behalf of the board:

"Jeffrey Ciachurski"	"Claus Andrup"

Jeffrey Ciachurski	Claus Andrup
(Chief Executive Officer and Director)	(Director)

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operation and Deficit
For the Periods Ended July 31, 2006 and July 31, 2005
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

		Three Months Ended		Six Months Ended
	Note	July 31	July 31	July 31	July 31
		2006	2005	2006	2005
Revenues		$33,119	$-	$50,825	$-
Direct costs		12,524	-	12,524	-
Gross margin		20,595	-	38,301	-
Expenses
Advertising and promotion		5,965	11,328	22,397	15,940
Amortization-equipment		16,767	13,387	33,060	18,629
Bonuses	11	78,584	-	157,168	-
Communications		66,163	84,071	84,295	125,105
Consulting and directors' fees	11	145,078	259,785	334,481	407,369
Interest and bank charges		(4,042)	21,902	22,697	37,971
Management fees	11	28,573	13,499	90,000	53,499
Office and secretarial	11	22,059	34,646	37,403	47,177
Professional fees		111,724	85,665	257,006	136,602
Project costs		2,483	-	44,652	-
Regulatory fees		4,451	9,546	13,128	24,412
Rent	11	12,334	26,763	27,315	37,743
Stock based compensation	8	10,259	187,500	10,259	249,500
Telephone		11,406	6,894	22,233	18,387
Travel and automotive	11	20,480	73,453	111,240	148,772
		532,284	828,439	1,267,334	1,321,106
Loss before the following:		(511,688)	(828,439)	(1,229,032)	(1,321,106)
Interest income		15,675	-	48,418	-
Write off of advances receivable	11	-	-	(7,203)	-
Foreign exchange gains		113,541	-	148,376	-
Loss for the period		(382,472)	(828,439)	(1,039,441)	(1,321,106)
Deficit, beginning of period		(12,772,994)	(7,701,378)	(12,116,025)	(7,208,710)
Deficit, end of period		$(13,155,466)	$(8,529,817)	$(13,155,466)	$(8,529,816)
Loss per share-basic and diluted		$(0.02)	$(0.05)	$(0.04)	$(0.08)
Weighted average number of common shares outstanding-basic and diluted		23,749,289	16,177,228	23,737,789	15,556,584
The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operation and Deficit
For the Periods Ended July 31, 2006 and July 31, 2005
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	July 31	July 31	July 31	July 31
	2006	2005	2006	2005
Cash flows from (used in) operating activities
Loss for the period	$(382,472)	$(828,439)	$(1,039,441)	$(1,321,106)
Adjustments for items not requiring cash
Amortization	16,767	13,387	33,060	18,629
Stock based compensation expense	10,259	187,500	10,259	249,500
Bonuses paid in shares	78,584	-	157,168	-
	(276,862)	(627,552)	(838,954)	(1,052,977)
Change in non-cash working capital items
Refundable tax credits	11,092	62,273	10,432	39,606
Accounts receivable	(20,072)	-	(20,072)	-
Prepaid expenses	1,936	816	27,221	816
Accounts payable and accrued liabilities	111,311	134,894	286,761	147,502
Net cash used in operating activities	(172,595)	(429,569)	(534,612)	(865,053)
Cash flows from (used in) financing activities
Proceeds from share issuances and subscriptions	41,490	762,175	85,290	1,509,744
Due to related party	(68,732)	(7,098)	(268,732)	52
Loan payable	(5,858)	(2,154)	15,157,083	(135,000)
Promissory note	15,212,324	-	-	(2,154)
Net cash used in financing activities	15,179,225	752,923	14,973,641	1,372,642
Cash flow used in investing activities
Purchase of property and equipment	(15,472,815)	(94,688)	(16,532,393)	(109,198)
Construction in progress	(459,886)	(294,021)	(2,740,820)	(411,558)
Deposit on real estate purchase	(127,299)	-	543,499	-
Restricted cash	-	-	(1,162,800)	-
Net cash used in investing activities	(16,059,999()	(388,709)	(19,892,514)	(520,756)
Increase (decrease) in cash and cash equivalents	(1,053,369)	(65,355)	(5,453,485)	(13,167)
Cash and cash equivalents, beginning of period	1,522,679	83,719	5,922,795	31,531
Cash and cash equivalents, end of period	$469,310	$18,364	$469,310	$18,364
Supplemental disclosure of cash flow information:
Interest paid in cash	$-	$21,902	$22,697	$37,971
Income taxes paid in cash	$-	$-	$-	$-
The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

1. Nature of Business and Continued Operations

Western Wind Energy Corp. (the "Company") is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. ("EWP"), Verde Resources Corporation ("Verde") and Aero Energy, LLC ("Aero").

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required.

2. Significant Accounting Policies
a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and U.S. subsidiaries, Verde and Aero. All significant inter-company accounts and transactions have been eliminated.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

c) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities at the purchase date of less than three months.
d) Property and Equipment
Land is recorded at cost plus site investigation, legal and title insurance costs.

Equipment consists of wind equipment, furniture and equipment, and vehicles. It is recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful life of 5 years using the straight-line method.

e) Construction in Process

Construction in process costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at July 31, 2006, the Company has not commenced commercial operations of its projects that are under construction.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)
f) Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

g) Long-lived Assets Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

h) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at July 31, 2006 and January 31, 2006, the Company did not have any asset retirement obligations.

i) Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

j) Foreign Currency Translation

Assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation are included in income (loss) for the period.

k) Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the quarter ended July 31, 2006, the stock options and share purchase warrants, as disclosed in note 10, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)
l) Stock based compensation

The Company follows the Canadian Institute of Chartered Accountants' Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to employees and directors of the Company require the application of the fair value method, as recommended by the Canadian Institute of Chartered Accountants. All stock option awards granted to employees and directors of the Company after January 31, 2002 have been accounted for using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock.

3. Restricted Cash
The Company has placed $1,162,800 (US$1,000,000) to secure a letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005.
4. Construction in Process
	July 31	January 31
	2006	2006
Grand Manan 20 MW Project	$786,870	$689,609
Steel Park 15 MW Project	4,220,858	2,015,269
Windstar 120 MW Project	289,946	98,529
Windridge Repowering Project	199,320	-
Mesa Wind Repowering Project	47,233	-
	$5,544,227	$2,803,407

The Company has interests in the following projects:
Grand Manan 20 MW Project

On September 29, 2004, the Company's wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement ("PPA") with New Brunswick Power that provides for the sale to NB Power of the available output of 20 Megawatts (MW) of wind power for a period of 20 years from its new wind farm to be located on Grand Manan Island, New Brunswick.

Steel Park 15 MW Project

On May 3, 2004, the Company's wholly owned subsidiary, Verde, entered into a Master PPA with Arizona Public Service Company ("APS"), a company organized under the laws of the State of Arizona. Pursuant to the Master PPA, APS will purchase from Verde the available output of 15 MW's of wind power for a period of 10 years from its new wind farm to be located near Kingman, Arizona.

Windstar 120 MW Project

In March 7, 2005, the Company's wholly owned subsidiary, Aero, entered into a formal PPA with Southern California Edison Company ("Edison") for the sale to Edison of the available output of up to 120 MW's of wind power for a period of 20 years from its new wind farm located in Tehachapi, California.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

4. Construction in Process (Continued)
Mesa Wind 29.9 MW Project

On July 31, 2006, the Company's wholly owned subsidiary, Verde, acquired the common shares of PAMC Management Corporation ("PAMC"). PAMC has a lease of 440 acres close to Palm Springs, California, with the Bureau of Land Management that expires in 2013 and the leaseholder has the right to enter into a new 30 year lease. The wind farm includes 465 Vestas 65 kW turbines that were installed over 20 years ago and sell electricity to Southern California Edison pursuant to a standard offer contract that expires in 2011. The Company plans on developing a 45 MW wind farm on the site.

Windridge Project

The Company purchased the 4.5 MW Windridge Project on February 17, 2006 and is in the process of repowering the project. The capitalized costs include the amount allocated to the cost of the turbines and engineering costs.

The Company has incurred initial construction costs on these projects for the creation of roads, environmental impact and wind studies with respect to placement of the wind turbines, preliminary engineering and wind turbine acquisition.

5. Property and Equipment Deposits
	July 31	January 31
	2006	2006
Windridge	$-	$670,798
Windstar	43,546	43,546
Steel Park	252,774	125,475
	$296,320	$839,819

Windridge

The Company has entered into an agreement to purchase the Windridge land and wind turbines and an assignment of a power purchase agreement with Edison for US$550,000 (CDN$657,250) and has secured the purchase by advancing the cash portion of the purchase price to the title insurance company. In addition, the legal, title insurance and environmental report costs have been capitalized.

The purchase price of the wind farm is US$825,000 (CDN$985,875) payable by US$550,000 (CDN$657,250) on closing and the balance of US$275,000 (CDN$328,625) by a first mortgage convertible into shares at CDN$1.40 per share at the holder's option.

On February 17, 2006, the purchase of the land and wind turbines and assignment of the power purchase agreement was completed and the purchase was recorded in the accounts of the Company.
Windstar

The Company entered into agreements to purchase land for the Windstar project in Tehachapi, California for US$36,440 (CDN$43,546). The funds to complete the purchase have been deposited with the title insurance company. The transaction to purchase land for the Windstar project has not completed. The transaction is expected to close on or about September 30, 2006.

Steel Park

The Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US$105,000 (CDN$116,025) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to December 5, 2006. The transaction is expected to close on or about September 30, 2006.

The Company entered into an agreement to purchase land near Kingman, Arizona for US$350,000 (CDN$395,815) subject to the completion of satisfactory due diligence. The purchase agreement provides for a refundable deposit of US$10,000 (CDN$11,309).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

6. Property and Equipment
		Accumulated	Net Book
	Cost	Amortization	Value
July 31, 2006
Land	$3,531,908	$-	$3,531,908
Land lease	10,371,773	-	10,371,773
Wind equipment	5,328,641	105,426	5,223,215
Furniture and equipment	54,552	22,529	32,023
Vehicles	32,686	8,214	24,472
	$19,319,560	$136,169	$19,183,391
January 31, 2006
Land	$2,453,406	$-	$2,453,406
Wind equipment	248,241	81,004	167,237
Furniture and equipment	52,833	17,160	35,673
Vehicles	32,686	4,945	27,741
	$2,787,166	$103,109	$2,684,057

On July 25, 2006, the Company acquired by way of a reverse merger the common shares of PAMC for US$13,400,000 (CDN$15,293,000) plus closing costs of US$129,365 (CDN$147,657). PAMC's assets ("Mesa Wind Project") include a lease of 440 acres of land near Palm Springs, California expiring in 2013 with the right to enter into a new lease agreement, 465 Vestas 65 kW turbines and an assignment of a power purchase contract with Southern California Edison expiring in 2011. For financial statement purposes, the purchase price has been allocated as follows:

Land lease	$10,371,773
Wind turbines	5,070,645
	$15,442,417

The Company has acquired a lease of approximately 440 acres of land near Palm Springs, California with the Bureau of Land Management to develop and produce wind energy. The lease expires on January 26, 2013 and the leaseholder has a preferential right to renew the lease for a 30 year term. The land lease requires annual payments equal to the greater of US$278,600 or 2% of revenues generated from the sale of wind energy. At the end of the lease, the Company has the obligation to remove all structures, equipment and machinery.

7. Loans Payable
	July 31		January 31
	2006		2006
Windridge Deposit Loan	$-		$366,239
Windridge Acquisition Loan	310,998		-
Windstar Mortgage	100,890		-
Mesa Wind Acquisition Loan	15,293,000		-
Quail Springs Mortgage	-		42,626
	$15,565,948		$408,865

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

7. Loans Payable (Continued)
Windridge Deposit Loan

The Company entered into an agreement to borrow US$550,000 (CDN$657,250) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan bears interest at 18% per year, payable quarterly and 82,500 shares were issued at a deemed price of $1.60 per share in connection with the transaction. The balance at January 31, 2006 was US$321,554 (CDN$366,239). Subsequent to July 31, 2006, the loan and accrued interest was repaid.

Windridge Acquisition Loan

The Company entered into an agreement to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for $825,000. The purchase was financed by a mortgage of $310,998 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares at a price of $1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice.

Windstar Mortgage

The Company entered into a five year mortgage to finance the purchase of real estate in Tehachapi, California for US$90,000 (CDN$98,847). The mortgage is payable in blended monthly payments of US$1,205 with interest at 6.5%, due on June 6, 2011.

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan from Pacific Hydro Limited of US$13,400,000 (CDN$15,293,000). The loan can be repaid by US$7 million private placement and conversion of the balance of the loan into non-voting and non-dividend bearing preferred shares at the option of Pacific Hydro. If the loan is not converted into common and preferred shares, it is repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corporation and a charge on all of the assets of Mesa Wind Power Corporation. If the Company fails to repay the loan, the ownership of the shares of Mesa Wind Power Corporation will be transferred to Pacific Hydro Limited.

Quail Springs Mortgage

The note payable of $42,626 (2005-$58,558) represents the amount due to an arm's length third party. The note payable is secured by a first charge on property having an original cost of US$111,000, bears interest at a rate of 10% per annum and is due on demand. On February 13, 2006, the note payable was repaid in full with interest.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8. Share Capital
a) Authorized: Unlimited common shares without par value.
Unlimited class A preferred shares without par value.
b) Issued: Common shares
	Shares	Amount
Balance, January 31, 2005	14,645,935	$8,981,033
Cash transactions
Private placement at $0.82 per unit, net of issuance costs
of $15,000	1,181,148	953,540
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per share net of issuance
costs net of issuance costs of $109,520	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,829
	8,720,134	11,924,249
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000
Bonus shares at deemed price of $1.60	82,500	132,000
Transfer from contributed surplus on exercise of options	-	27,900
	348,720	584,835
	9,068,854	12,509,084
Balance, January 31, 2006	23,714,789	21,490,117
Cash transactions
Exercise of warrants at $2.10	8,000	16,800
Exercise of warrants at $1.80	15,000	27,000
	23,000	43,800
Balance, April 30, 2006	23,737,789	21,533,917
Cash transactions
Exercise of warrants at $2.10 per share	8,000	16,800
Exercise of warrants at $1.03 per share	3,000	3,090
Exercise of warrants at $1.80 per share	12,000	21,600
	23,000	41,490
Balance, July 31, 2006	23,760,789	$21,575,407

c) 750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the Superintendent of Brokers or the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8. Share Capital (Continued)

In addition, 121,953 shares are held in escrow, subject to the recipient's continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement.

d) Share purchase warrants outstanding as at July 31, 2006:
Number of	Exercise	Expiry
Warrants	Price	Date
299,500	2.10	September 3, 2006
116,661	2.10	December 13, 2006
119,000	1.03	March 1, 2007
175,000	1.03	March 9, 2007
18,295	1.03	March 10, 2007
500,000	1.03	March 31, 2007
403,000	1.80 (1st year)	June 15, 2006
	2.20 (2nd year)	June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2007
	2.20 (2nd year)	December 5, 2008
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
8,072,589
Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2006 were granted in conjunction with private placements of common shares, and are exercisable at the holder's option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
119,000	$1.03	March 1, 2007
175,000	1.03	March 9, 2007
384,148	1.03	March 10, 2007
500,000	1.03	March 31, 2007
403,000	1.80 (1st year)	June 15, 2006
	2.20 (2nd year)	June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2006
	2.20 (2nd year)	December 5, 2007
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
8,022,281

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8. Share Capital (Continued)
e) The Company has a stock option plan (the "Plan") and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

In the third quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share. In the second quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled.

During the year ended January 31, 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

The company recorded $nil of stock-based compensation expense on options vested in the three months ended July 31, 2006 (January 31, 2006-$329,881).
A summary of stock option information as at January 31, 2006 is as follows:
				Weighted Average
			Shares	Exercise Price
Options granted at January 31, 2003			1,120,000	$0.83
Granted			750,000	2.23
Exercised			(57,500)	0.22
Options granted at January 31, 2004			1,812,500	1.57
Granted			350,000	1.45
Exercised			(207,500)	0.31
Options outstanding at January 31, 2005			1,955,000	1.55
Granted			500,000	1.49
Exercised			(85,000)	0.55
Expired/forfeited			(350,000)	1.52
Options outstanding at January 31, 2006			2,020,000	1.46
Granted			-	-
Exercised			-	-
Expired/forfeited			(300,000)	0.80
Options outstanding at July 31, 2006			1,720,000	$1.57
Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.01-$2.00	1,470,000	2.25	$ 1.23	1,345,000	1.43

$2.01-$3.00	250,000	2.26	$ 2.16	250,000	2.43

	1,720,000	2.25	$ 1.57	1,895,000	$ 1.47

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8 Share Capital (Continued)

f) The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.00% (2005-4%; 2004-3%), dividend yield 0% (2005-0%; 2004-0%), volatility of 76% (2005-79%; 2004-59%) and expected lives of approximately 5 years (2005-5 years; 2004-5 years). The weighted average fair value of stock options granted during the year ended January 31, 2006 was $1.06 (2005-$0.89; 2004-$1.31).

9. Contributed Surplus
Contributed Surplus has changed as follows:
	July 31	January 31
	2006	2006
Balance, beginning of the year	2,645,011	$1,643,030
Stock-based compensation expense	10,260	329,881
Bonus payable by issuance of 426,829 shares (see note 13d)	-	700,000
Transfer to share capital on exercise of stock options	-	(27,900)
	$2,655,271	$2,645,011
10. Income Taxes
	July 31	January 31
Income taxes:	2006	2006
Current	$-	$11,919
Future	-	-
	$-	$11,919

At January 31, 2006, the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6.4 million which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $2.0 million which expire at various times commencing in 2007.

The tax impact of the losses has not been recorded in the consolidated financial statements.
11. Related Party Transactions
a) The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:
	July 31	January 31
	2006	2006
Consulting and directors' fees	$263,036	$458,642
Bonuses	157,168	920,687
Management fees	90,000	131,725
Office and secretarial	18,000	37,000
Rent	15,984	26,000
Travel and automotive	9,998	34,139
Financing costs	-	256,935
Interest	27,748	98,407
	$581,934	$1,963,580
b) Subscriptions receivable (received) from the spouse of a director of the Company is $129,100 (2006-($129,100)).

c) Write off of advances receivable of $7,203 (2006-$89,795;) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

11. Related Party Transactions (Continued)
However, at this time, recoverability of the amounts written-off is uncertain.

d) During the year ended January 31, 2006, a bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 has been expensed in the year-ended January 31, 2006 and $58,250 in the three months ended July 31, 2006. At January 31, 2006, $293,000 was deferred and at July 31, 2006, $182,582 was deferred and will be amortized to expense pursuant to the terms of the agreement.

e) During the year ended January 31, 2006, the Company paid a bonus of $300,000 to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 has been expensed in the year ended January 31, 2006 and $18,058 has been expenses in the three months ended July 31, 2006. At January 31, 2006, $125,000 had been deferred and at July 31, 2006, $78,250 has been deferred and will be amortized to expense pursuant to the terms of the agreement.

f) A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) for the year ended January 31, 2006 and US$11,877 (CDN $13,659) for the three months ended July 31, 2006.

g) The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) during the year ended January 31, 2006 and US$12,249 (CDN $14,086) for the three months ended July 31, 2006. On April 9, 2006, the letter of credit was released.

h) The Company loaned the spouse of an officer and director $200,000. The loan is repayable before January 31, 2007 with interest at prime plus 1%. Interest charged on the loan for the period ending July 31, 2006 was $6,523.

i) An officer and director was advanced $68,732 during the period ended July 31, 2006. The advance will be paid before January 31, 2007 with interest at prime plus 1%.

j) Pacific Hydro Limited, the owner of approximately 26% of the common shares of the Company, provided a loan of US$13,400,000 (CDN$15,293,000) to acquire the Mesa Wind Power Project. The loan bears interest at LIBOR plus 6% and is repayable on December 31, 2006.

Related party transactions are in the normal course of operations, with the exception of the loan to the spouse of an officer and director of $200,000 and to the officer and director of $68,732, and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

12. Commitments and Contingencies

a) The Company is committed to a land lease agreement with a lessor with respect to the wind power project in New Brunswick, Canada. The lease has a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. As required by the agreement, the Company has initiated plans to commence the construction of permanent wind energy conversion facilities by October 31, 2006. The agreement required the Company to pay the lessor annual rent equal to:

1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;
1.9% of the actual annual sales revenue for the 4th year to 7th year;
2.2% of the actual annual sales revenue for the 8th year to 11th year;
2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
If any additional revenue from the sale of CO2 emission reduction credit is generated, the Company shall pay the lessor additional annual rent at the rates set out above.
The Company has entered into a verbal understanding to pay the lessor an additional rent of 0.5% of annual sales revenue.

b) In October 2004, the Company opened a Letter of Credit in favour of New Brunswick Power ("NBP") for $200,000, which is valid until November 1, 2006. NBP can withdraw funds from the Letter of Credit if Eastern Wind Power does not commission the wind plant by October 31, 2006. Security for the Letter of Credit was provided by a third party. In the event that the wind plant is not commissioned by October 31, 2006, the Company will be liable for the $200,000. Management of the Company expects the commissioning date to be extended to November 2007.

c) In April 2005, the Company opened a Letter of Credit in favour of Southern California Edison for USD$500,000 (CDN$639,500), which is valid until December 31, 2006 with an option by the Company to extend to December 31, 2008. The Letter of Credit was provided by the spouse of a director in consideration for a charge on the Company's assets, interest of 12% of the undrawn amount and the issue of 83,290 common shares to the related party at a price of $1.50 per share.

Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,139,000) in cash.

d) The Company entered into an agreement on June 30, 2005 to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The Company placed US$550,000 in trust with a title insurance company and the balance of the purchase price will be paid by a first mortgage on the land convertible into shares at CDN$1.60 per share at the holder's option with interest payable at 8% per year and due on February 17, 2008. The purchase was completed on February 2006.

e) On January 28, 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects that are satisfactory to them.

f) In November, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US $105,000 (CDN $119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) plus interest at 7% prior to December 5, 2006. The Company has made both non-refundable deposit payments.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

12. Commitments and Contingencies (Continued)

g) During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

h) The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable.

i) The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

j) In March 2006, the Company entered into an agreement to purchase wind turbines from Mitsubishi Power Systems Inc. Subsequent to that transaction, the Company established Steel Park LLC, a joint venture company with Pacific Hydro Limited to develop the Steel Park 15 MW Project. In April 2006, the agreement was assigned to Steel Park, LLC. Pursuant to the operating agreement, Pacific Hydro Limited will be providing the funding to secure the balance of the turbine supply contract. The initial term sheet for the transaction was signed in November 2005.

k) The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

l) The Company has a lease with the Bureau of Land Management that expires in 2013 and the Company has the right to enter into a new 30 year lease. The lease requires payments equal to the greater of US$278,600 and 2% of revenues. The Company is committed to the removal of any structure, equipment and machinery at the end of the lease.

13. Non-cash Financing Activities

During the year ended January 31, 2006, the Company issued 83,290 shares at a deemed price of $1.50 per share in connection with the letter of credit for USD$500,000 provided to Southern California Edison and 82,500 shares at a deemed price of $1.60 per share were issued in connection with the US$550,000 loan to secure the purchase of the Windridge property.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended July 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

14. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash and cash equivalents, refundable tax credits, deposits, accounts payable and accrued liabilities, advance from Clean Power Income Fund, loans payable and the note payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.
15. Subsequent Events

At the Company's annual general meeting, the Loan Repayment Private Placement was approved by the Shareholders. The Company was not advised by Pacific Hydro Limited that it would participate in a US$7,000,000 private placement to reduce the loan. Therefore, the entire loan is repayable on December 31, 2006.

The Directors approved the issue of 850,000 stock options at a price of $1.23 per common share to certain officers, directors and related parties of the Company. The stock options expire 5 years from the date of grant.

16. Segmented Information

The Company is involved in the acquisition and development of wind farms, primarily in Eastern Canada and the United States. The Company is in the development stage, but has reportable segment revenues and operating results for the three months ended July 31, 2006.

July 31, 2006	Canada	US	Total
Current assets	$643,154	$174,322	$817,476
Project development costs	786,870	4,757,357	5,544,227
Restricted cash	-	1,162,800	1,162,800
Property and equipment deposits	-	296,320	296,320
Property and equipment	98,065	19,476,326	19,183,391
Total assets	$1,528,089	$25,914,125	$27,004,214
Revenues	$-	$50,735	$50,735
Loss for the period	$(894,523)	$(144,918)	$(1,039,441)
January 31, 2006	Canada	US	Total
Current assets	$5,986,110	$33,700	$6,019,810
Project development costs	689,609	2,113,798	2,803,407
Property and equipment deposits	-	839,819	839,819
Property and equipment	114,440	2,569,617	2,684,057
Total assets	$6,790,159	$5,556,934	$12,347,093